

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2010

Dr. Michael D. West, PhD.
Chief Executive Officer
BioTime, Inc.
1301 Harbor Bay Parkway, Suite 100
Alameda, California 94502

Re: BioTime, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement
Filed April 30, 2010
File No. 001-12830

Dear Dr. West:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your Form 10-K for the year ended December 31, 2009, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

We may have further comments after reviewing your amended filing and response to our comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. Please include a typed signature in the report of independent registered public accounting firm as required by Item 302 of Regulation S-T.

2. Your disclosure refers to two business segments. Please tell us the factors that you considered in concluding that you are operating in a single business segment and the disclosure under ASC 280 was not required.

Business

Stem Cells and Products for Regenerative Medicine Research, page 4

3. We note that you received a $4.7 million grant from the California Institute of Regenerative Medicine in 2009. We further note your disclosure that the proceeds from the grant represented 28.5% of the Company's revenues for 2009 and that the Company will be dependent on the grant as a principal source of revenues for the near future. Please file any agreement underlying the grant from CIRM as an exhibit to your filing. Alternatively, provide us your analysis as to why you are not substantially dependent upon this agreement.

Licensed Stem Cell Technology and Stem Cell Product Development Agreements, page 8

4. Please revise your disclosure to disclose the respective termination provisions for your license and sublicense agreements with Advanced Cell Technology, Inc. in relation to ACTCellerate technology and iPS technology.

5. Please revise your disclosure to disclose the respective term and termination provisions for your Product Production and Distribution Agreement with Lifeline Cell Technology, LLC and your Stem Cell Agreement with Reproductive Genetics Institute.

Licensing and Sale of Plasma Volume Expander Products, page 20

6. Please revise your disclosure to disclose the respective term and termination provisions for your license agreement with CJ Corp. and your collaboration agreements with Summit Pharmaceuticals International Corporation.

Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 39

7. You have not included disclosure of critical accounting estimates, which provide investors with an understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please identify your critical accounting policies. Discuss and quantify the uncertainties in applying these critical accounting policies, the related methods and key assumptions and the effect that reasonably likely changes in these key assumptions may have on your financial statements. Refer to the Commission's Interpretative MD&A Guidance (Release No. 33-8350 dated December 29, 2003).

Results of Operations, page 40

8. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking
    Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting
    and Disclosure by Companies Engaged in Research and Development Activities. You
    can find it at the following website address:
    http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

    Please disclose the following information for each of your significant research and
    development projects:

    - The current status of the project;
    - The costs incurred during each period presented and to date on the project
      including costs reimbursements to your co-development partners:
    - The timing and estimated costs necessary to complete the project;
    - The anticipated completion dates;
    - The period in which material net cash inflows are expected to commence.

    If you do not maintain research and development costs by project, provide other
    quantitative or qualitative disclosure that indicates the amount of the company's
    resources being used on the project. To the extent that the amount or range of costs and
    timing to complete the project are not estimable, disclose those facts and circumstances
    that preclude you from making reasonable estimates.

Liquidity and Capital Resources

Contractual obligations, page 45

9. Please provide the tabular disclosure required by Item 303 (a) (5) of Regulation
    S-K. Include the applicable obligations under your license and co-development
    arrangements, such as your royalty obligations to Summit. To the extent that the amount
    or range of these obligations is not estimable, disclose those facts and circumstances that
    preclude you from making reasonable estimates.

Notes to the Consolidated Financial Statements

5.Royalty Obligations and Deferred License Fees, page 59

10. The co-development agreement with Summit stipulates that revenues from Hextend and
    PentaLyte sales will be shared as follows: BioTime 40% and Summit 60%. Please tell us
    whether you are reporting these activities on a net or gross basis and explain the factors
    considered in determining your accounting treatment. If you are reporting these activities
    on a gross basis, explain how you have accounted for Summit's share of these revenues.
    Revise your disclosure accordingly.

11. As of December 31, 2009, you appear to have deferred all license fee payments under your contractual arrangements with WARF, Lifeline, ACT, the Kirin Sublicense and RCI, which to date have not been subject to amortization. Please explain to us and disclose your basis for this accounting treatment, including the method to be used for amortizing these deferred license fees.

Definitive Proxy Statement

Executive Compensation, page 17

12. We note your disclosure that the annual bonus for executive officers is based on the achievement of personal and company performance goals and that your Chief Executive Officer and Chief Operating Officer were awarded annual incentive bonuses of $50,000 and $30,000 respectively in 2009. However, we note that you have omitted significant disclosure regarding these bonus awards. Please revise this information to include the following:

- The personal and company performance objectives applicable to each named executive officer and used to determine their annual bonuses and how each objective was weighted, if applicable. To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative;
- The threshold, target, and maximum levels of achievement of each performance measure, if applicable;
- The intended relationship between the level of achievement of company and personal performance objectives and the amount of bonus to be awarded;
- The evaluation by the Committee of the level of achievement by each named executive officer of the company and personal performance objectives applicable to them; and
- Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant